UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

ACQUISITION OF BUSINESS

On April 3, 2024, Bitdeer Technologies Group, an exempted company with limited liability incorporated under the laws of Cayman Islands (the “Company”), designated its wholly-owned indirect subsidiary, Norwegian AI Technology AS (“Norwegian AI”), as transferee of the Company and entered into a share purchase agreement (the “Agreement”), with BRYHNI.COM AS and RENOL INVEST AS (collectively, the “Sellers”). Pursuant to the Agreement, the Company agreed to acquire all the shares in TROLL HOUSING AS and TYDAL DATA CENTER AS (collectively, the “Acquisition”), each a private limited liability company incorporated and existing under the laws of Norway, from the Sellers. The closing consideration for the Acquisition consisted of (i) US$15,000,000 in cash, (ii) 417,130 class A ordinary shares of a par value of US$0.0000001 each of the Company (the “Class A Ordinary Shares”), (iii) a secured and freely tradable consideration loan note of US$15,000,000 with a maturity of five years, and with a coupon rate of six percent per annum, accompanied by collateral in the form of a first priority share pledge to be granted by Norwegian AI and (iv) a call option to acquire US$15,000,000 worth of Class A Ordinary Shares at a strike price of US$35.96 per Class A Ordinary Share.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 10.1 to this Form 6-K.

INCORPORATION BY REFERENCE

This current report on Form 6-K, including Exhibit 10.1 hereto, is hereby incorporated by reference into the registration statements of the Company on Form F-3 (No. 333-278027 and No. 333-278029), to the extent not superseded by documents or reports subsequently filed.

EXHIBITS

Exhibit No.	Description

10.1	Agreement, dated April 3, 2024 by and among Bitdeer Technologies Group, BRYHNI.COM AS and RENOL INVEST AS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

	By:	/s/ Jihan Wu
	Name:	Jihan Wu
	Title:	Chief Executive Officer

Date: April 8, 2024